UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91274U 101

(CUSIP Number)

David J. Matlin

70 East 55th Street, 9th Floor

New York, New York 10022

(212) 651-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Charles H. Still, Jr.

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

December 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

1	Name of Reporting Person David J. Matlin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See instructions) OO, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power 5,216,821(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,216,821(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 5,216,821(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions): IN

(1)	Consists of (i) 3,014,603 shares of Class A Common Stock held by the Reporting Person and (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person.

(2)	Based on (i) an aggregate of 68,364,175 shares of Class A Common Stock and Class B Common Stock issued and outstanding as of November 4, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019, plus (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by David J. Matlin (the “Reporting Person”) on January 3, 2019, as amended by Amendment No. 1 thereto filed on November 14, 2019 (the “Original Schedule 13D”), as specifically set forth herein. Except as specifically amended and supplemented by this Amendment, the information set forth in the Original Schedule 13D remains as set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

On December 30, 2019, the Reporting Person acquired 1,000,000 shares of Class A Common Stock (the “Purchased Shares”) in a privately negotiated transaction with the prior holder of the Purchased Shares for an aggregate purchase price of $1,250,000 in cash, funded with cash on hand of the Reporting Person.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and supplemented to incorporate by reference the additional information set forth in Item 3 of this Amendment. Additionally, the first sentence of the last paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Person acquired the shares of Class A Common Stock and warrants to purchase shares of Class A Common Stock held by the Reporting Person, including the Purchased Shares, for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a)	The following table sets forth the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person and the percentage of the class of securities identified in Item 1 of this Schedule 13D represented by the shares of Class A Common Stock beneficially owned by the Reporting Person:

Number of Shares Beneficially Owned	Percent of Class Beneficially Owned
5,216,821(1)	7.4%(2)

(1)	Consists of (i) 3,014,603 shares of Class A Common Stock held by the Reporting Person and (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person. The Reporting Person holds an aggregate of 4,404,436 warrants to purchase Class A Common Stock, each of which is exercisable for one-half of one share of Class A Common Stock.

(2)	Based on (1) an aggregate of 68,364,175 shares of Class A Common Stock and Class B Common Stock issued and outstanding as of November 4, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019, plus (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person.

(b)	The following table sets forth the number of shares of Class A Common Stock as to which the Reporting Person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, and (iv) shared power to dispose or to direct the disposition:

Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
5,216,821	0	5,216,821	0

(c)	On December 30, 2019, the Reporting Person acquired the Purchased Shares as described in Item 3 of this Schedule 13D, as amended by this Amendment. The additional information set forth in Item 3 of this Amendment is incorporated by reference in this Item 5(c). Except for the acquisition of the Purchased Shares, the Reporting Person has not effected any transactions in the class of securities identified in Item 1 of this Schedule 13D during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2020

/s/ David J. Matlin
DAVID J. MATLIN